January 23, 2009

 NR 09-3

Animas Resources Confirms the Presence of a Large Target at Amelia / Lixivian Thermal area at their Santa Gertrudis projects, Sonora, Mexico

Animas Resources Ltd. (TSX.V: ANI) is pleased to report that assay results are available from three holes (ARAS-001 through ARAS-003) drilled at Amelia Sur, totaling 703.75 meters, and two holes (ARRV-001 and ARAV-002) drilled at Real Viejo, totaling 351.80 meters.  The locations for these holes are shown on the plan map below and intervals of greater than 0.1 grams per tonne gold over at least two meters are summarized in the following table.

Amelia Sur Prospect
Real Viejo Prospect
Main Mine Area
Sta. Gertrudis Project
Phasel_drilling_final.txt Events
Tajos_Riciente
Strx
AC_Lithology
Lithology
QRud-Alluvium
Miocene-Baucarit
Tertiary Felsic dike
Tertiary Rhyolite
Diorite/Andesite
Granodiorite
Ksl-Cintura Fm. siltstone
Mural undifferentiated
Kl-Mural Fm. upper limestone
Ks-Mural Fm. limey siltstone
Kel-Mural Fm. middle limestone
Ko-Mural Fm. lower limestone
Kvs-Morita Fm. siltstone-shale
Kg-Glance conglomerate
0 0.5 1 2 3 4 Kilometers

Amelia Pit
ARAS-001
ARAS-002
ARAS-003
N
Meters
0
50
100
200
300
Amelia Sur Prospect
Cross-section Line Locations

SUMMARY OF IMPORTANT GOLD INTERCEPTS IN AMELIA SUR AND REAL VIEJO HOLES

Drill Hole	Bearing	Inclination	Hole Depth	From	To	Thickness	Average Grade
ARAS-001	S15W	-60	332.45 m	61.0 m	64.0 m	3.0 m	0.196 gpt Au
				205.90 m	208.70 m	2.8 m	1.33 gpt Au
				291.5 m	295.2 m	3.7 m	0.433 gpt Au
				324.60 m	327.10 m	3.85 m	0.193 gpt Au

ARAS-002	S23W	-70	191.30 m	106.80 m	109.80 m	3.0 m	0.458 gpt Au
				118.40 m	122.25 m	3.85 m	0.228 gpt Au
				151.55 m	163.80 m	12.25 m	0.596 gpt Au

ARAS-003	S23W	-80	180.00 m	49.70 m	52.10 m	2.4 m	0.488 gpt Au
				57.70 m	61.45 m	3.75 m	0.267 gpt Au
				103.10 m	113.15 m	10.05 m	0.186 gpt Au
				164.40 m	169.0 m	4.6 m	1.306 gpt Au

ARRV-001	South	-70	158.80 m	1.50 m	6.00 m	4.5 m	0.238 gpt Au
				40.50 m	43.50 m	3.0 m	0.438 gpt Au
				70.35 m	80.10 m	9.75 m	0.267 gpt Au
				115.90 m	123.55 m	7.65 m	0.196 gpt Au
				134.75 m	141.05 m	6.8 m	1.76 gpt Au

ARRV-002	South	-55	193.0 m	No	significant	intervals

The three Amelia Sur holes were drilled to test two parallel mineralized zones stratigraphically below the main Amelia zone, south of the Amelia pit.  At the surface each zone is up to 15 meters thick with abundant iron oxides (after pyrite) and strongly anomalous (up to 6 ppm) gold in rock chip samples. Most of the better grade intervals from these three holes were in broken and breccciated zones with associated quartz veining and anomalous silver, arsenic, and zinc in hornfels, except for the deeper interval in ARAS-003 which is in a broken zone within a carbonate formation.  The importance of the anomalous trace elements is that they commonly have wider distribution than gold mineralization and can assist in defining important exploration targets (see Amelia Sur cross sections and table listing trace elements below).  As noted on the cross sections, anomalous trace element distributions, particularly arsenic, are associated with important gold intercepts, but over a wider interval.  There are a few trace element anomalies without associated gold intercepts which may suggest the margins of gold zones.  While geological interpretations are still in progress for the Amelia area, these data suggest that significant gold mineralization may exist outside of the main Amelia deposit and additional drilling is clearly warranted.

Surface Au Mineralization
Surface Au Mineralization
ARAS-001
Hornfels
in outcrop
Middle Limestone
Calcareous Siltstone
Siltstone-Sandstone
Anomalous Arsenic
with local Zinc
61.0-64.0m
3.0m@ 0.196gpt Au
Anomalous Arsenic
with local Zinc
Calcareous Siltstone
Lower Limestone
Upper Limestone
Siltstone (loc calcareous)
Anomalous Arsenic
with local Zinc
Hornfels
205.9-208.7m
2.8m@ 1.33gpt Au
Anomalous Arsenic
with local Zinc
Amelia Sur Prospect
Looking N70W through ARAS-001
see map for line location
291.5-295.2m
3.7m@ 0.433gpt Au
TD 332.45
324.6-327.1m
3.85m@ 0.193 Au
0 12.5 25 50 75 100
Meters
1280
1240
1200
1160
1120
1080
1040
1000
960
920

Amelia Sur Prospect
Looking N70W through ARAS-002
see map for line location
ARAS-002
Surface Au Mineralization
Surface Au Mineralization
Lower Limeston
Anomalous Arsenic
with local Sb +/- Zn
Calcareous Siltstone
Middle Limestone
Calcareous Siltstone
Lower Limestone
Calcareous Siltstone
Middle Limestone
Calcareous Siltstone
106.8-109.8m
3.0m@ 0.458gpt Au
118.4-122.25m
3.85m@ 0.228gpt Au
Anomalous Arsenic
with local Sb +/- Zn
Variable Horfelsing
151.55-163.8m
12.25m@ 0.596gpt Au
Anomalous Arsenic
with local Sb +/- Zn
TD 191.3m
0 12.5 25 50 75 100
Meters
1300
1280
1260
1240
1220
1200
1180
1160
1140
1120
1100
1080

ARAS-003
Surface Au Mineralization
Surface Au Mineralization
Surface Au Mineralization
Calcareous Siltstone
Limestone
49.7-52.1m
2.4m@ 0.488gpt Au
57.0-61.45m
3.75m@ 0.267gpt Au
Variable Hornfelsing
Fault/Shear Zone
103.1-113.15m
10.5m@ 0.186gpt Au
Calcareous Siltstone
Limestone-sandstone
Calcareous siltstone
Anomalous Arsenic
with local Sb-Zn
164.4-169.0m
4.6m@ 1.306gpt Au
TD 180.00m
Amelia Sur Prospect
Looking N70W through ARAS-003
See map for location
50 25 0 50 Meters
1280
1260
1240
1220
1200
1180
1160
1140
1120
1100
1080

INTERVALS OF ANOMALOUS TRACE ELEMENTS IN THE AMELIA SUR AND REAL VIEJO DRILL HOLES

Hole	Anomalous + 100 ppm Arsenic Intervals	Anomalous + 100 ppm Zinc Intervals	Anomalous + 100 ppm Antimony Intervals	Anomalous Detectable Mercury Intervals
ARAS-001	37.80-68.50 m	7.80-11.30 m		95.10-118.05 m
	104.55-133.40 m	41.90-55.40 m
	161.60-170.10 m	140.90-145.10 m
	222.65-237.05 m	202.35-210.20 m
	291.50-297.80 m	228.65-236.15 m
256.00-313.40 m

ARAS-002	1.50-15.0 m	82.65-103.80 m	4.50-15.0 m
	99.90-172.30 m	117.10-163.80 m	95.45-172.30 m
185.10-191.30 m

ARAS-003	32.25-169.0 m	47.0-54.70 m	35.0-41.90 m
		101.6-124.6 m	103.1-155.0 m
144.65-165.0 m

ARRV-001	1.50-8.40 m	4.50-8.40 m	1.50-8.40 m
	42.0-104.85 m	126.4-136.9 m	63.45-80.10 m
	115.9-123.55 m		126.4-141.05 m
134.25-141.05 m

ARRV-002	163.65-172.7 m	23.1-34.90 m
58.70-62.70 m

The two Real Viejo holes were drilled to off-set gold intercepts in historic holes in areas of surface geochemical anomalies generated by Animas Resources.  Only drill hole ARRV-001 encountered significant mineralization (see summary table above and Real Viejo sections), most of which is low grade.  The 6.8 meters of 1.76 gpt Au is in a structural zone immediately below a diorite sill that may represent a solution channel-way, with an associated trace element signature.

1240
1200
1160
1120
1080
1040
1000
Surface Au
Mineralization
RR-132
ARRV-001
Gravel
Gravel
1.50-6.00m
4.5m@ 0.238gpt Au
3.0m@ 0.72gpt Au
40.50-43.50m
3.0m@ 0.438gpt Au
21.0m@ 1.32gpt Au
70.35-80.10m
9.75m@ 0.267gpt Au
TD 78.0m
Siltstone-Shale (locally calcareous)
Anomalous Arsenic
with local Antimony-Zinc
Diorite
115.80-123.55m
7.65m@ 0.196gpt Au
134.75-141.05m
6.8m@ 1.76gpt Au
TD 158.8m
Real Viejo Prospect
Looking West through ARRV-001
See map for location
0 12.5 25 50 75 100
Meters

Surface Au Mineralization
RVN-108
ARRV-002
Gravel
Gravel
Anomalous Zinc
4.5m@ 2.43gpt Au
Anomalous Zinc
Siltstone-Shale
(locally calcareous)
No Significant Au
Real Viejo Prospect
Looking West through ARRV-002
See map for location
Anomalous Zinc
TD 194.55m
0 12.5 25 50 75 100
Meters
1210
1180
1150
1120
1090
1060
1030
1000

Quebrada
Sta. Teresa
ARRV-002
ARRV-001
ARST-002
N
Meters
0
75
150
300
Real Viejo Prospect
Cross-section Line Locations

“While the drilling a Real Viejo and Amelia Sur did not uncover better mineralization than previously known, the drilling not only varied the extensive alteration mapped by Animas at the surface, it provided valuable data and clues to the likelihood of larger targets and the tools to use to identify, locate, quantify and test for larger deposits.  The extensive hornfels alteration, stockwork veining and persistence of halo zoning elements, including zinc, arsenic, antimony and mercury surrounding the known gold mineralization, is encouraging.  These provide us with valuable indication of major thermal areas within this expansive district. Analogies with districts in Nevada give us guidance as to how to identify and focus within these expansive thermal centers for larger deposits. These tools and ideas allow us to shift and refine our discovery approach.” Commented Gregory E. McKelvey, President of Animas Resources Ltd.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

____________________

Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

  This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected